SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934

                             ATLANTIS PLASTICS, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   049156 10 2
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                               Page 1 of 10 pages
                         There is one exhibit on Page 10

                              CUSIP No. 049156 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Earl W. Powell, ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)                            (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                             U.S.A.

            Number of           (5)      Sole Voting Power         1,036,597 (1)
          Shares Bene-
            ficially            (6)      Shared Voting Power       1,568,163 (1)
            Owned by
          Each Report-          (7)      Sole Dispositive Power    1,036,597 (1)
           ing Person
              With              (8)      Shared Dispositive Power  1,568,163 (1)


(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                                           2,604,760 (1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x] (2)

(11)       Percent of Class Represented by Amount in Row (9)         39.6% (1)

(12)       Type of Reporting Person (See Instructions)               IN




-----------
(1)     See Item 4.

(2) The aggregate amount in Row 9 does not include 110 shares of Class A Common Stock owned of record by the Reporting Person's spouse (in such spouse's Individual Retirement Account), with respect to which the Reporting Person disclaims beneficial ownership.

                              CUSIP No. 049156 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Phillip T. George, M.D., ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)                            (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization         U.S.A.

        Number of           (5)   Sole Voting Power              988,266 (1)
        Shares Bene-
        ficially            (6)   Shared Voting Power          1,568,163 (1)
        Owned by
        Each Report-        (7)   Sole Dispositive Power         988,266 (1)
        ing Person
        With                (8)   Shared Dispositive Power     1,568,163 (1)


(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                      2,556,429 (1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)        Not applicable

(11)     Percent of Class Represented by Amount in Row (9)        40.0% (1)

(12)     Type of Reporting Person (See Instructions)       IN




-----------
(1)     See Item 4.

                              CUSIP No. 049156 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Triad Capital Fund 36-3202349

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)                            (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization          Illinois

            Number of         (5)        Sole Voting Power        1,554,385 (1)
          Shares Bene-
            ficially          (6)        Shared Voting Power              0
            Owned by
          Each Report-        (7)        Sole Dispositive Power   1,554,385 (1)
           ing Person
              With            (8)        Shared Dispositive Power         0


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,554,385(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

(11)     Percent of Class Represented by Amount in Row (9) 27.3% (1)

(12)     Type of Reporting Person (See Instructions) PN



-------------
(1)        See Item 4.

Item 1(a).            Name of Issuer:

                      Atlantis Plastics, Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      1870 The Exchange
                      Atlanta, Georgia 30339

Item 2(a).            Name of Person Filing:

                      This statement is filed on behalf of Earl W. Powell, Phillip T. George, M.D., and Triad Capital Fund, an Illinois limited partnership ("Triad"), (individually, the "Reporting Person," collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

Item 2(b).            Address of Principal Business Office:

                      2665 South Bayshore Drive, Suite 800
                      Miami, Florida  33133

Item 2(c).            Citizenship or State of Incorporation:

                      Earl W. Powell and Phillip T. George, M.D. - U.S.A. Triad - Illinois

Item 2(d).            Title of Class of Securities:

                      Class A Common Stock

Item 2(e).            CUSIP Number:

                      049156 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable

        Item 4.       Ownership.


                            AMOUNT
                            BENEFICIALLY                       % OF
REPORTING PERSON            OWNED (1)                          CLASS (2)
----------------            ---------                          ---------

Earl W. Powell              2,604,760 (3) (4)                   39.6% (5)

Phillip T. George           2,556,429 (4) (6)                   40.0% (7)

Triad Capital Fund          1,554,385 (8)                       27.3% (9)



                               POWER TO VOTE                                    POWER TO DISPOSE
                               -------------                                    ----------------
                        SOLE                      SHARED                    SOLE                 SHARED
                        ----                      ------                    ----                 ------
Earl W.
Powell               1,036,597 (3)               1,568,163 (4)           1,036,597 (3)            1,568,163 (4)

Phillip T.
George                 988,266 (6)               1,568,163 (4)             988,266 (6)            1,568,163 (4)

Triad
Capital
Fund                 1,554,385 (8)                       0               1,554,385 (8)                    0


----------
(1) Each share of Class B Common Stock is convertible at the election of the holder thereof into one share of Class A Common Stock.

(2) Calculated on the basis of 4,358,516 shares of Class A Common Stock outstanding on December 31, 1997. Any securities that are not issued and outstanding, but that can be acquired through the exercise of options or warrants exercisable within 60 days, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by stockholders holding such options or warrants, but are not deemed to be issued and outstanding for the purpose of computing the percentage of the class of securities held by any other person.

(3) Includes (i) 169,663 shares of Class A Common Stock directly owned by the Reporting Person; (ii) 552,459 shares of Class A Common Stock issuable upon conversion of Class B Common Stock directly owned by the Reporting Person; (iii) 165,375 shares of Class A Common Stock issuable upon conversion of Class B Common Stock that the Reporting Person can acquire through the exercise of options that are either immediately exercisable or exercisable within 60 days; and (iv) 149,100 shares of Class A Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(4) The amount reported includes the shares of Class A Common Stock and Class B Common Stock beneficially owned by Triad and Trivest of Florida, Ltd., a Florida limited partnership ("Trivest of Florida"). Trivest of Florida is the general partner of Triad. Trivest, Inc., a Delaware corporation ("Trivest"), is the general partner of Trivest of Florida. Mr. Powell is Trivest's President and Chief Executive Officer, Dr. George is Trivest's Chairman of the Board, and Messrs. Powell and George own 100 percent of Trivest's common stock. Triad is the record owner of 221,353 shares of Class A Common Stock and 1,333,032 shares of Class B Common Stock; Trivest of Florida is the record owner of 1,279 shares of Class A Common Stock and 12,499 shares of Class B Common Stock.

(5) Assuming the issuance of (i) 2,063,365 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person, including the 165,375 shares of Class B Common Stock that can be acquired through the exercise of options that are either immediately exercisable or exercisable within 60 days; and (ii) 149,100 shares of Class A Common Stock upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(6) Includes (i) 241,357 shares of Class A Common Stock directly owned by the Reporting Person; (ii) 60,240 shares of Class A Common Stock held of record by the Reporting Person as custodian for his minor children under the Florida Uniform Gifts to Minors Act (with respect to which the Reporting Person disclaims beneficial ownership); (iii) 553,194 shares of Class A Common Stock issuable upon conversion of Class B Common Stock directly owned by the Reporting Person; (iv) 55,125 shares of Class A Common Stock issuable upon conversion of Class B Common Stock that the Reporting Person can acquire through the exercise of options that are immediately exercisable; and (v) 78,350 shares of Class A Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(7) Assuming the issuance of (i) 1,953,850 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person, including the 55,125 shares of Class B Common Stock that can be acquired through the exercise of options that are either immediately exercisable or exercisable within 60 days; and (ii) 78,350 shares of Class A Common Stock upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(8) The Reporting Person owns of record and has the sole power to vote and dispose of 221,353 shares of Class A Common Stock and 1,333,032 shares of Class B Common Stock.

(9) Assuming the issuance of 1,333,032 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person.


         Messrs. Powell and George beneficially own, directly or indirectly (through their shared control of Triad and Trivest of Florida), 3,593,026 shares of Class A Common Stock (after giving effect to conversion of Class B Common Stock and exercise of options), representing 49.5% of the Class A Common Stock (after giving effect to conversion of Class B Common Stock and exercise of options). Messrs. Powell and George may be deemed controlling persons of the Issuer by their direct and indirect beneficial ownership of Class A Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the informa tion set forth in this statement is true, complete and correct.

February 4, 1998                              /S/ EARL W. POWELL
                                              ---------------------------------
                                              EARL W. POWELL

                                              /S/ PHILLIP T. GEORGE, M.D.
                                              ---------------------------------
                                                  PHILLIP T. GEORGE, M.D.

                                              TRIAD CAPITAL FUND

                                              By:     Trivest of Florida, Ltd.,
                                                      General Partner

                                              By:     Trivest, Inc.,
                                                      General Partner

                                                 By:/S/ B. JAY ANDERSON
                                                    ---------------------------
                                                    B. Jay Anderson
                                                    Vice President

                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.

February 4, 1998                              /S/ EARL W. POWELL
                                              ---------------------------------
                                              EARL W. POWELL

                                              /S/ PHILLIP T. GEORGE, M.D.
                                              ---------------------------------
                                              PHILLIP T. GEORGE, M.D.

                                              TRIAD CAPITAL FUND

                                              By:      Trivest of Florida, Ltd.,
                                                        General Partner

                                              By:      Trivest, Inc.,
                                                       General Partner

                                                       By:/S/ B. JAY ANDERSON
                                                          ---------------------
                                                          B. Jay Anderson
                                                          Vice President